1933 Act Registration Statement
Legal Examination and Review Report - Addendum

Registrant: **China Agri-Business, Inc.**
File No.: **333-135729**
Form: **SB-2/A#1**
Date Filed: **4/2/07**

(x) Amendment #1
( ) Supplemental Draft Response

Examiner: **Bancroft**
Date Completed: **4/9/07**

Legal Reviewer: **Webb**
Date Completed:

Accountant: **Erlanger/Cvrkel**
Status of Accounting: in review

Procedural Steps

- Response Letter submitted electronically
  Yes (x) No ( ) NA ( )

- Rule 83 Confidentiality requested for entire letter? (*CF Memo 4-02*)
  Yes ( ) No (x) NA ( )

- Subsequent filings?
  Yes ( ) No (x) NA ( )
  <u>List filings</u>:

- Relevant to current review?
  Yes ( ) No ( ) NA ( )
  <u>If yes, explain</u>:

- Acceleration request - *Rule 461*
  Yes ( ) No (x) NA ( )

- Preliminary distribution information - *Rule 460*
  Yes ( ) No (x) NA ( )

- Compliance with prospectus delivery rules?(IPOs) - *Rule 15c2-8*
  Yes ( ) No ( ) NA (x)

- NASD "no objections" clearance (re: underwriters' compensation)
  Yes ( ) No ( ) NA (x)

- Re-checked NRSI
  Yes (x) No ( ) NA ( )

- Confidential treatment request
  Yes ( ) No (x) NA ( )
  Status:

Examiner's Remarks

- Overall Level of Compliance:
  ( ) Registrant complied with all prior comments
  (x) Follow-up comments necessary
  ( ) Additional/new comments proposed

- Material New Issues:
  (x) Changes in filing/recent developments
  (x) Registration fee table changes
  ( ) Other (specify): _____

Procedural History / Brief History of Correspondence with Registrant:

The company originally filed on 1/19/07. We issued comments on 2/14/07.

Brief Summary of Responses to Comments:

The company has substantially revised the business section, and the description of the product offerings have been clarified.

Pending Material Issues and Status:

See draft comment letter.

NTR – oral comment to include correct page numbers in marked copy to facilitate review.

Other than changes and comments in bold reviewer had no comments

Mail Stop 3561

Via U.S. Mail

Liping Deng
President and Chief Executive Officer
China Agri-Business Inc.
Finance Plaza 9th Floor
Hi-Tech Road No. 42
Hi-Tech Industrial Development Zone
Xi'an, Shaanxi, CHINA 710068

Re: China Agri-Business, Inc.
        Amendment no. 1 to Registration Statement on Form SB-2
        Filed April 2, 2007
        File No. 333-135729

Dear Mr. Deng,

        We have reviewed your responses to the comments in our letter dated February 14, 2007 and have the following additional comments.

Registration Statement
General

We note that you have placed the dealer prospectus delivery obligation language in Part II of the registration statement before the signature page. The language should appear on the outside back cover page of the prospectus. Please revise or advise.

Cautionary Note Regarding Forward-Looking Statements,

Please delete the second sentence of the fourth paragraph of this section. You may advise not to place undue reliance on future statements, but it is not acceptable to advise placing no reliance on them.

DNT, Rolaine, please check page numbers for my comments.

Corporate Information, pge 10

Please revise, if true, to clarify that you own directly or indirectly 100% of Xinsheng.

Risk Factors

We note that you earned approximately $.6 million on approximately $1.6 million revenue in the first nine months of 2006 and that you have no patents for your products. If there is a risk that you might face severe pricing pressure from copycat products, please add a risk factor. If there is not, please tell us why.

DNT—over a third of the price falls to the bottom line for a product that's not patentable? That's a story that's going to have a sudden ending

We are in the process of applying for a permanent registration certificate, page 13

We note the addition of this risk factor and your revised disclosure on page 27. Please revise to further discuss the status of the application and when you expect a determination will be made. Please also discuss the risk(s) to your business if a certificate will not be issued. Similarly revise your disclosure on page 27.

Use of Proceeds, page 20

We note you response to prior comment 10. Please also revise your "Calculation of Net Proceeds" table to present a midpoint figure.

NTR – drafted comment to be consistent w/the following table, although the difference should only be commissions.

Business
Organic Biochemical Agricultural Application Products, page 26

We note response to prior comment 11 and your disclosure on page 27 that your estimates are based on your own testing and a field trial report issued in 2006 by an independent third party, Chunhua County Land and Fertilizer Working Station. Please be advised that you must provide consents with respect to any statistics or other data provided by a third party named in the prospectus unless such information is based on public information available for free or at a nominal cost. See Rule 436 of Regulation C.

DNT—ok as revised

Competition, page 29

We note your response to prior comment 13. Please provide the basis for the following statements:
- "our products contain a greater proportion of chitosan than those of our competitors";
- "our customers choose our products because their greater efficiency offsets the customers' greater cost"; and
- "Seeing the results, potential customers are inclined to purchase our products."

<u>Recent Developments, page 31</u>

We note your response to prior comment 12. Please revise to discuss the reasons for acquiring an equity interest in Tianwei and what part it has in your business strategy, if any.

NTR – aerospace products to military industry?
DNT—I agree

<u>Executive Compensation, page 47</u>

We note your response to prior comment 12 and reissue in part. Please provide narrative disclosure in response to Item 402(c) of Regulation S-B or advise.

<u>Signature Page</u>

We note your respone to prior comment 21. Please ensure with future amendments that the registration statement is signed as of the date of filing.

<u>Exhibit 5.1</u>

Your legal opinion must include all securities that are being registered. Please provide a legal opinion with respect to the Units and the warrants.

Refer to the third to last paragraph of the opinion. Please revise your second sentence to clarify that you are opining on Maryland law by removing references to "internal law" and "without reference to conflict of laws."

NTR – I haven't seen either of these phrases yet. I don't think the 1st phrase makes much sense.   As for the second, I'm not sure that it qualifies their opinion, unless somewhere in Maryland law it says that foreign jurisdictions would trump Maryland law in certain matters of corporate law.

Refer to the second to last paragraph of the opinion. Please remove the last sentence of this paragraph, as it is an impermissible limitation.

* * * * *

As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Claire Erlanger at (202) 551-3301 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Rolaine Bancroft at (202) 551-3313 or me at (202) 551-3750 with any other questions.

Regards,

Max A. Webb
Assistant Director

cc: Darren Ofsink, Esq.
        Guzov Ofsink, LLC
        via facsimile: 212-688-7273